FORM T-1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Statement of Eligibility Under the

Trust Indenture Act of 1939 of a

Corporation Designated to Act as Trustee

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

Wachovia Bank, National Association

(Exact name of trustee as specified in its charter)

United States of America

(Jurisdiction of incorporation or organization if not a U.S. national bank)

22-1147033

(I.R.S. Employer Identification Number)

One Wachovia Center

301 South College Street

Charlotte, North Carolina

(Address of principal executive offices)

28288

(Zip code)

Trish O’Neill-Manella

Wachovia Bank, National Association

NC1179

401 South Tryon Street. 12th Floor

Charlotte, NC 28288-1179

(704) 383-2239

(Name, address and telephone number of agent for service)

Aegis Asset Backed Securities Trust 2005-2

(Exact name of obligor as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

Applied For

(I.R.S. Employer Identification No.)

c/o Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, Delaware

 (Address of principal executive offices)

19890-0001

(Zip code)

Mortgage-Backed Notes

 (Title of the indenture securities)

Item 1.

General information.  Furnish the following information as to the trustee:

a.

Name and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS
Board of Governors of the Federal	Washington, D.C.

Reserve System

Comptroller of the Currency	Washington, D.C.

Federal Deposit Insurance	Washington, D.C.
Corporation

b.

Whether it is authorized to exercise corporate trust powers.

The Trustee is authorized to exercise corporate trust powers.

Item 2.

Affiliations with the obligor.  If the obligor is an affiliate of the trustee, describe each such affiliation.

The obligor is not an affiliate of the trustee.  (See Note 1 on page 5.)

Item 3.

Voting securities of the trustee.  Furnish the following information as to each class of voting securities of the trustee:

Not Applicable – see answer to item 13.

Item 4.

Trusteeships under other indentures.  If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:

Not Applicable – see answer to item 13.

Item 5.

Interlocking directorates and similar relationships with the obligor or underwriters.  If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor of any underwriter for the obligor, identify each such person having any such connection and state the nature of each such connection.

Not Applicable - see answer to Item 13.

Item 6.

Voting securities of the trustee owned by the obligor or its officials.  Furnish the following information as to the voting securities of the trustee owned beneficially by the obligor and each director, partner, and executive officer of the obligor.

Not Applicable - see answer to Item 13.

Item 7.

Voting securities of the trustee owned by underwriters or their officials.  Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner, and executive officer of each such underwriter:

Not Applicable - see answer to Item 13.

Item 8.

Securities of the obligor owned or held by the trustee.  Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee:

Not Applicable - see answer to Item 13.

Item 9.

Securities of underwriters owned or held by the trustee.  If the trustee owns beneficially or hold as collateral security for obligations in default any securities of an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee:

Not Applicable - see answer to Item 13.

Item 10.

Ownership or holdings by the trustee of voting securities of certain affiliates or security holders of the obligor.  If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person:

Not Applicable - see answer to Item 13.

Item 11.

Ownership or holdings by the trustee of any securities of a person owning 50 percent or more of the voting securities of the obligor.  If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee, owns 50 percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such person any of which are so owned or held by the trustee:

Not Applicable - See answer to Item 13.

Item 12.

Indebtedness of the Obligor to the Trustee.  Except as noted in the instructions, if the obligor is indebted to the trustee, furnish the following information:

Not Applicable - See answer to Item 13.

Item 13.

Defaults by the Obligor.

a.

State whether there is or has been a default with respect to the securities under this indenture.  Explain the nature of any such default.

None.

b.

If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

None.

Item 14.

Affiliations with the Underwriters.  If any underwriter is an affiliate of the trustee, describe each such affiliation.

Not Applicable – see answer to Item 13.

Item 15.

Foreign Trustee.  Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act.

Not Applicable – Trustee is a National Banking Association organized under the laws of the United States.

Item 16.

List of exhibits.  List below all exhibits filed as a part of this statement of eligibility.

1.

Articles of Association of Wachovia Bank, National Association as now in effect.*

2.

Certificate of Authority of the trustee to commence business.*

3.

Copy of the authorization of the trustee to exercise corporate trust powers.*

4.

Existing bylaws of the trustee.*

5.

Not Applicable.

6.

The consent of the trustee required by Section 321(b) of the Act.

7.

A copy of the latest report of condition of the trustee published pursuant to   law or the requirements of its supervising or examining authority.**

8.

Not Applicable.

9.

Not Applicable.

________________________

*

Previously filed with the Securities and Exchange Commission as an Exhibit to Form T-1 in connection with Registration Statement Number 333-54465 incorporated herein by reference.

**

This report is available over the Internet at the website of the Federal Deposit Insurance Corporation and this report as therein contained is incorporated herein by reference.  This website is located at  http://www3.fdic.gov/idasp/main.asp.  Once at that address, type in “Wachovia Bank, National Association” at the field entitled “Institution Name” then click on the “Find” field above where the name of the bank has been typed in then click on the certificate number for Wachovia Bank, National Association then click on the “Generate Report” field.

NOTES:

Note 1:  The trustee is a subsidiary of Wachovia Corporation, a bank holding company; all of the voting securities of the trustee are held by Wachovia Corporation.  The voting securities of Wachovia Corporation are described in Item 3.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Wachovia Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of New York, and State of New York, on the 18th day of April, 2005.

WACHOVIA BANK, NATIONAL ASSOCIATION

(Trustee)

By:    /s/ Trish O’Neill-Manella

Trish O’Neill-Manella, Vice President

(Name and Title)

EXHIBIT 6

Wachovia Bank, National Association, pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended (the “Act”) in connection with the registration of Mortgage Backed Notes by Aegis Asset Backed Securities Corporation, consents that reports of examination by federal, state, territorial, or district authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor, as contemplated by Section 321(b) of the Act.

Dated:  April 18, 2005

WACHOVIA BANK, NATIONAL ASSOCIATION

By:   /s/ Trish O’Neill-Manella

Trish O’Neill-Manella, Vice President